The following is an agreement between John J. Pompay, Jr. and Espey Mfg. & Electronics Corp. (The company).

     This agreement supercedes and replaces all previous understandings.

     We will pay you a salary of $200.00 a week.

     Your job title and duties will be Vice President-Director of Marketing. As such you will have the responsibilities and authority to create an outside sales force of representatives as needed. You shall establish the terms of remuneration to these representatives, subject to the prior approval of the President. You shall also have the authority to establish an internal contracts department to support your responsibilities.

     You will receive a commission at 3% on all payments received by Espey against your current open written orders and those written orders booked by you thru 12/31/96.

     You will receive a commission at 1% on all payments received against written orders booked by the Company between 12/31/96 and 12/31/98. The 1% commission shall be in lieu of the prior 3% commission.

     Expenses incurred by you in the performance of your duties will be reimbursed by our company. These expenses must fall under the ethics guidelines of the U. S. Government.

     In the event you voluntarily terminate your employment with the Company, or we terminate you for cause other than as set forth in the following paragraph, we will pay you commissions, at the rate then prevailing as provided herein, on your written orders in the house at the time of such termination, when such orders are shipped and paid. Your salary will cease upon leaving our employ.

     In the event you voluntarily leave our employ or are terminated for cause, for a period of two years from the date of termination you will not, directly or indirectly, compete with Espey or accept employment or independent contractor status or participate as an owner or otherwise with any competitor of Espey, if you do, Espey's obligation to make any payments under this agreement will terminate.

     In the event we terminate your employment, for other than cause, we will pay you commissions, at the rate then prevailing on all your orders then in the house. We will continue to pay your salary for one year and we will pay you commissions at the agreed rates on all orders received during the year after termination whenever shipped and paid.

     The same terms as the paragraph above will apply if you die or become permanently disabled. This agreement shall terminate on 12/31/98.

     Commission, when payable pursuant to this agreement, shall be based on our net billing price; that is, our billing price less freight, discount, Federal or State taxes. Commissions are payable only when shipment has actually been made and full payment received by our company. Payment of commissions will be made to you, in the month following receipt of full payment from our customer. Our company will, between the 10th and 20th of each month, forward to you a statement of each account and each amount collected for the previous month and at the same time, a check will be delivered to you for the amount of commissions to which you are entitled.

     It may be or become necessary that our company issue credits to customers on invoices which have been paid. Such credits are issuable at the sole discretion of our company and when such credits are issued, you agree that your commission account will be charged back for any commissions previously paid to you based on paid invoices. Such charge-backs for commissions will be shown on the statement of account forwarded to you.

     We agree to furnish you with data on all orders accepted as above outlined and data on all invoices in connection with shipments on all such orders.

     This agreement shall be strictly personal to and with you and it is specifically understood that you shall not sell, assign or encumber the same or in any way sell, assign or encumber any monies due to you unless you have the prior written approval of our company, which approval must be signed by the President of our company. You will work exclusively for our company.

     This agreement may not be modified orally. It may be modified only in writing signed by you on your behalf and by the President of our company. This understanding shall be governed by and interpreted under the Laws of the State of New York.

     If the above is acceptable to you, please sign a copy at the place indicated below for your signature.

Dated:                             Very truly yours,

ACCEPTED:                     Espey MFG. & Electronics Corp.


------------------------      By_________________________
JOHN J. POMPAY, JR.           JOSEPH CANTERINO, PRESIDENT